EXHIBIT 99.7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS1

The following discussion of Sprott Physical Gold Trust's ("Trust") financial condition and results of operations should be read in conjunction with the Trust's financial statements and the related notes for the year ended December 31, 2011.  All references to currencies in this report are in United States Dollars, unless stated otherwise.

Investment Objective and Strategies

The Trust is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The units of the Trust are listed on NYSE Arca and the Toronto Stock Exchange ("TSX") under the symbols "PHYS" and "PHY.U", respectively.

Risks

The risks of investing in the Trust are detailed in the Trust's most recent annual information form dated March 30, 2012. There have been no material changes to the Trust since inception that affected the overall level of risk. The principal risks associated with investing in the Trust are the price of gold, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical gold bullion, liabilities of the Trust, and redemption of units.

Results of Operations

During the year ended December 31, 2011, the trust redeemed 102,876 units for cash at a cost of $1.2 million and 44,000 units were redeemed for 1 bar of gold bullion. During the year the Trust also issued 49,018,500 units for total proceeds of $646,593,090.

The value of the net assets of the Trust as of December 31, 2011 was $1,921.7 million or $13.17 per unit, compared to $1,171.7 million or $12.07 per unit as at December 31, 2010. The Trust held 1,222,377 ounces of physical gold bullion as of December 31, 2011, an increase from 820,753 ounces held at December 31, 2010. As at December 31, 2011, the spot price of gold was $1,563.70 an ounce compared to a price of $1,420.78 an ounce as at December 31, 2010.

1 In this report, net asset value refers to the value of the Trust as calculated for transaction purposes, whereas net assets is used for financial statement purposes. All references to currencies in this report are in United States Dollars, unless stated otherwise.

For the period from January 1, 2011 to December 31, 2011, total unrealized gains on physical gold bullion amounted to $135.9 million compared to unrealized gains of $182.8 million during the same period in 2010.

The Trust's net asset value per unit on December 31, 2011 was $13.17. The units closed at $13.81 on the NYSE Arca and $13.84 on the TSX on December 30, 2011 (the last trading day of 2011) compared to closing prices of $12.35 on the NYSE Arca and $12.32 on the TSX on December 31, 2010. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2011 to December 31, 2011, the Trust's units traded on the NYSE Arca at an average premium to net asset value of approximately 3.4%.

On March 23, 2011, the Trust filed a shelf registration statement on Form F-10 registering up to $1,500,000,000 of units of the Trust.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.35% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from January 1, 2011 to December 31, 2011, the Trust incurred management fees of $5,961,159 (not including applicable Canadian taxes) compared to $2,307,496 for the same period in 2010. The higher fees in 2011 were the result of an increase in the total net assets of the Trust, the result of a higher price of gold and additional unit issuances since 2010.

EXPENSE CAP

The Manager has contractually agreed that if the expenses of the Trust, including the management fees, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager for such month. For the year ended December 31, 2011, there was no such reduction in the management fee as management fees and expenses did not exceed the above noted cap in any month during those periods.

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion, costs incurred in connection with the Trust's continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the period from January 1, 2011 to December 31, 2011 amounted to $1,367,023 (not including applicable Canadian taxes) compared to $467,067 for the same period in 2010. The increase in expenses was primarily due to increased costs of bullion storage due to additional purchases of bullion as well as legal costs related to filing and reporting requirements in Canada and the U.S.

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust's financial performance for the years ended December 31, 2011 and 2010.

Net assets per unit1

	For the year ended December 31, 2011 $	For the year ended December 31, 2010 $
Net assets per unit, beginning of period	12.07	10.00
Increase(decrease) from operations2:
Total revenue	–	–
Total expenses	(0.06)	(0.05)
Realized gains (losses) for the period	–	–
Unrealized gains for the period	1.07	3.06
Total increase from operations	1.01	3.01
Net assets per unit, end of period	13.17	12.07

1	This information is derived from the Trust's annual financial statements.

2
Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	December 31, 2011		December 31, 2010
Total net asset value (000’s)1	$1,921,684		$1,171,745
Number of Units outstanding1	145,921,197		97,049,573
Management expense ratio2	0.47%		0.46%
Trading expense ratio3	Nil		Nil
Portfolio turnover rate4	Nil		Nil
Net asset value per Unit	$13.17		$12.07
Closing market price – NYSE Arca	$13.81	5	$12.35
Closing market price – TSX	$13.84	5	$12.32

1	This information is provided as at the date shown, as applicable.

2
Management expense ratio for the periods are based on total expenses (excluding commissions and other portfolio transaction costs) for the stated period and are expressed as annualized percentages of daily average net asset value during the period from January 1, 2011 to December 31, 2011.

3
The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4
The Trust's portfolio turnover rate indicates how actively the Trust's portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust's portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

5	The last trading day for Units during the fiscal year ended December 31, 2011 was December 30, 2011.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for each of the periods shown, and illustrates how the Trust's performance has changed from period to period. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

Summary of Investment Portfolio

As of December 31, 2011

	Ounces	Fair Value per ounce $	Average Cost $	Fair Value $	% of Net Assets %
Physical gold bullion	1,222,377	1,563.70	1,592,717,861	1,911,430,374	99.5
Cash and Cash Equivalents				10,562,922	0.6
Other Net Liabilities				(309,710)	(0.1)
Total Net Assets				1,921,683,586	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.